                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2006



                        Commission File Number: 000-11743





                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F ____



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ____ No X



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



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                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                            Page

Introduction of Measures against the Acquisition of a Substantial
Shareholding of the Company                                                    3

Signature                                                                      4

Exhibit Index                                                                  5
-------------

Exhibit 1     Introduction of Measures against the Acquisition
              of a Substantial Shareholding of the Company                     6




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               INTRODUCTION OF MEASURES AGAINST THE ACQUISITION OF
                    A SUBSTANTIAL SHAREHOLDING OF THE COMPANY

     On June 29, 2006, we announced the introduction of measures against the acquisition of a substantial shareholding of Wacoal Holdings Corp. Attached as
Exhibit 1 hereto is an English translation of the announcement.



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



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    WACOAL HOLDINGS CORP.
                                    (Registrant)



                                    By:   /s/ Ikuo Otani
                                          --------------------------------------
                                           Ikuo Otani
                                           General Manager, Corporate Planning


Date:    June 30, 2006




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                                  EXHIBIT INDEX

                                                                            Page

Exhibit 1   Introduction of Measures against the Acquisition of
            a Substantial Shareholding of the Company                          6






                                       5
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                                    EXHIBIT 1

               INTRODUCTION OF MEASURES AGAINST THE ACQUISITION OF
                    A SUBSTANTIAL SHAREHOLDING OF THE COMPANY



                                       6
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                              (English Translation)
                                                                   June 29, 2006
To whom it may concern:
                                WACOAL HOLDINGS CORP.
                                Yoshikata Tsukamoto, Representative Director
                                (Code Number:  3591)
                                (Tokyo Stock Exchange, First Section)
                                (Osaka Securities Exchange, First Section)
                                Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)

              INTRODUCTION OF MEASURES AGAINST THE ACQUISITION OF A
                     SUBSTANTIAL SHAREHOLDING OF THE COMPANY

     Wacoal Holdings Corp. (the "Company") hereby announces that at a meeting held today the Board of Directors resolved to adopt certain measures based on the Basic Policy (as defined below) as detailed below. The Company will also file a shelf registration of the acquisition rights for the subscription of new shares pursuant to the resolutions adopted at the Company's general meeting of shareholders (the "Shareholders' Meeting") held on June 29, 2006 approving the amendment of its Articles of Incorporation. These amendments authorized the adoption of a basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers) (the "Basic Policy") for the purposes of securing or enhancing corporate value and the common interests of shareholders and adopted certain measures under the Basic Policy in accordance with the amended Articles of Incorporation.

1.   Features of the Plan

     (1)  Outline of the Plan

          (a)  Formulation of Procedures for Implementation of the Plan

               Under the Plan, the Company will demand that any third party (the "Purchaser") who launches or proposes a Purchase (as defined in "(2) Procedures for Implementation of the Plan" below) provide information in advance concerning such Purchase, and after the Company ensures sufficient time to obtain and consider such Purchase, the Company will present the plan of the management of the Company to its shareholders or otherwise negotiate with the Purchaser (please see "(2) Procedures for Implementation of the Plan" below for details).

          (b) Gratis Allocation of Share Acquisition Rights and Independent Committee

               If the Purchaser fails to comply with the procedures as prescribed by the Plan and conducts the Purchase, or in the event of any Purchase by a Purchaser that threatens the corporate value of the Company and the common interests of the shareholders (please see "(3) Terms and Conditions for Gratis Allocation of Share Acquisition Rights" below for details), the Company will conduct a gratis allocation of acquisition rights for the subscription of new shares with terms that




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          prohibit the Purchaser from exercising such rights and with call right rights for the acquisition of new shares from the Company by shareholders other than the Purchaser (the "Share Acquisition Rights"; please see "(4) Outline of Gratis Allocation of Share Acquisition Rights" for details) at such time and in the manner prescribed in
          Article 277 et al. of the Corporate Law.

               The Company shall comply with the Regulations of the Independent Committee (please see Exhibit 1 for details) in order to prevent the Board of Directors from making an arbitrary decision concerning the trigger or non-trigger of the gratis allocation of the Share Acquisition Rights or other matters concerning the acquisition. In addition, the Company shall ensure transparency by seeking the judgment of an Independent Committee, which will be comprised of members appointed from (i) outside directors of the Company, (ii) outside statutory auditors of the Company or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified public accountants, academic experts, etc.) who shall be independent from the executive officers of the Company as well as through timely disclosure of relative information to its shareholders. Messrs. Mamoru Ozaki (outside director of the Company), Noboru Unabara (outside statutory auditor) and Naoto Nakamura (outside expert) were appointed as the initial members of the Independent Committee upon the introduction of the Plan (please see Exhibit 2 for their biographies).

     (c) Exercise of Share Acquisition Rights and Acquisition of Share Acquisition Rights by the Company

               If a gratis allocation of Share Acquisition Rights is implemented in accordance with the procedures under the Plan, and the Share Acquisition Rights are exercised by shareholders other than the Purchaser, or if the shares of the Company are granted to shareholders other than the Purchaser in exchange for the acquisition of Share Acquisition Rights by the Company, the voting ratio of the Company's shares held by the Purchaser may be diluted by up to one-third (1/3).

     (2)  Procedures for Implementation of the Plan

          (a)  Purchase

               A gratis allocation of the Share Acquisition Rights shall be conducted in accordance with the procedures prescribed by the Plan in the event of a purchase or any similar act specified in (i) or (ii) below (a "Purchase")

               (i) the purchase of share certificates(1) issued by the Company that results in a ratio of ownership of the share certificates(2) by a shareholder(3) of more than 20% of such share certificates; or



-----------------

(1) "Share certificates" (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-23 of the Securities and Exchange Law ("SEL"); the same shall apply hereinafter unless provided otherwise.


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               (ii) a public tender offer(4) for share certificates(5) issued by the Company that results in a combined ration of ownership of share certificates by the offeror and any of its Affiliates(6) of more than 20% of such share certificates.

          (b)  Request for Provision of Information to the Purchaser

               Unless otherwise provided by our Board of Directors, if a Purchaser intends to launch a Purchase, the Purchaser must submit to the Company a document in the form designated by the Company describing the information specified under each item below, which are required so that the Board of Directors may consider the particulars of such Purchase (the "Required Information") prior to its launch, as well as an oath by the Purchaser that the Purchaser will follow the procedures as prescribed in the Plan upon consummation of the Purchase (collectively, the "Explanation of Purchase").

               The Board of Directors will provide the Explanation of Purchase to the Independent Committee promptly after receipt. If the Required Information in such Explanation of Purchase is deemed insufficient by the Independent Committee, the Independent Committee may request the Purchaser to submit additional information directly or through the Company within an appropriate period of time as designated by the Independent Committee. In such case, the Purchaser must submit such additional Required Information within such designated period.

               (i) the particulars (including the specific name, capital structure, finances, etc.) of the Purchaser and its group (including any joint shareholders(7), persons having a special relationship and each partner or other member in the case of a fund);

               (ii) the purpose, method and details of the Purchase (including the amount and type of consideration, the timeframe, the structure of related transactions, the legality of the method of Purchase, the probability of the implementation of the Purchase, etc.);


-----------

(2) "Ratio of ownership of the share certificates" (kabuken hoyu wariai) shall have the meaning as prescribed in Paragraph 4, Article 27-23 of SEL; the same shall apply hereinafter.

(3) "Shareholder" (hoyusha) shall include any parties stipulated in Paragraph 3,
Article 27-23 of SEL; the same shall apply hereinafter.

(4) "Public tender offer" (kokai kaitsuke) shall have the meaning prescribed in Paragraph 6, Article 27-2 of SEL; the same shall apply hereinafter.

(5) For the purposes of this paragraph (ii), "share certificates" (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-2 of SEL.

(6) "Affiliate" (tokubetsu kankeisha) (including any person who may be deemed as having a special relationship by our Board of Directors) shall have the meaning prescribed in Paragraph 7, Article 27-2 of SEL; provided, however, that a person prescribed in Paragraph 1, Article 3 of the Cabinet Office Order Concerning Disclosure Relating to Tender Offer of Shares or Other securities by any Person Other Than the Issuing Company shall be excluded from among those who are set forth in Item 1 of said Paragraph 7; the same shall apply hereinafter.

(7) "Joint shareholders" (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of SEL and shall include any party who is deemed to be a joint shareholder by the Board of Directors in accordance with Paragraph 6 of said Article.

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               (iii) the basis of calculation of the Purchase price (including facts and/or assumptions used in the calculation, the calculation method, information or figures used in the calculation as well as the expected synergies from the series of transactions related to the Purchase and the details of such synergies to be distributed to the minority shareholders);

               (iv) evidence of funds for the Purchase (including the specific name of the provider of funds (including any substantial provider), financing method and the details of any related transactions);

               (v) the management policies, business plan, capital policy and dividend policy of the group after Purchase;

               (vi) the policies for the treatment of the Company's employees, contractors, clients and other interested parties of the Company; and

               (vii) any other information as deemed reasonably necessary by the
                     Independent Committee.

               Except in particular circumstances under which the Independent Committee should discuss and/or negotiate with the Purchaser to continuously request submission of the Explanation of Purchase and the Required Information, the Independent Committee will advise the Board of Directors to implement a gratis allocation of Share Acquisition Rights in accordance with the terms as stated in (d)(i) below if the Independent Committee deems that a Purchaser has launched a Purchase without following the procedures as prescribed by the Plan.

          (c) Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives with Purchaser

               (i) Request for Provision of Information to the Board of Directors

                    If the Explanation of Purchase and any additional Required Information, if requested by the Independent Committed, are submitted by the Purchaser, the Independent Committee may also request the Company's Board of Directors to present its opinion concerning the terms and conditions of such Purchase (including the decision to withhold such opinion) as well as to submit any supporting materials, alternative proposals (if any) or other information and/or materials as may be required by the Independent Committee from time to time within such period as the Independent Committee deems reasonable (provided that such period shall not, in principle, exceed sixty (60) days).

               (ii) Examination by Independent Committee


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                    If the provision of information and/or materials (including any information and/or materials additionally requested) from the Purchaser and our Board of Directors (in the event submission of information and/or materials are requested as stipulated in (i) above) is deemed sufficient by the Independent Committee, the Independent Committee will fix a period (up to sixty (60) days) for examination; provided, however, that such period may be extended and/or re-extended by a resolution of the Independent Committee pursuant to
                    (d)(iii) below) (the "Examination Period").

                    Based on the information and/or materials provided by the Purchaser and the Company's Board of Directors, the Independent Committee will examine the terms and conditions of the Purchase by the Purchaser and any alternatives proposed by the Company's Board of Directors, and will gather and examine information concerning the business plans, etc. of the Purchaser and the Company's Board of Directors during the Examination Period, from the perspective of ensuring and enhancing the value of the Company and the common interests of the shareholders. The Independent Committee may also directly or indirectly discuss and/or negotiate with such Purchaser, or propose alternatives of the Company to the shareholders whenever necessary to improve the terms and conditions of the Purchase from the perspective of ensuring and enhancing the value of the Company and the common interests of the shareholders.

                    A Purchaser must promptly comply with the request of the Independent Committee (directly or through the Board of Directors, etc.) to provide materials or other information or to discuss and/or negotiate, if so requested during the Examination Period. In no event shall a Purchase which falls under (a)(i) or (ii) above be implemented until after the expiration of such Examination Period.

                    The Independent Committee may obtain advice from an independent third party (including, but not limited to, financial advisors, certified public accountants, legal counsel, consultants or other experts) at the cost of the Company to ensure that the judgment of the Independent Committee shall be to the benefit of the value of the Company and the common interests of the shareholders.

              (iii) Disclosure of Information to Shareholders

                    The Independent Committee will, directly or through the Company, disclose information as deemed appropriate by the Independent Committee with respect to the submission and outline of the Purchase Explanation Document and the outline of the Required


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                    Information or other information at such time as deemed
                    appropriate by the Independent Committee.

          (d)  Method of Judgment by the Independent Committee

               The Independent Committee will advise the Board of Directors in accordance with the following procedures if there is a Purchaser. If the Independent Committee provides advice or passes resolutions as set forth in (i) through (iii) below to the Board of Directors or in other cases deemed appropriate by the Independent Committee, the Independent Committee will promptly disclose such advice or resolutions, the outline thereof and any other information as deemed appropriate by the Independent Committee (including any extension and/or re-extension of the Examination Period and the reason therefor if so resolved pursuant to (iii) below).

               (i)  Advice by the Independent Committee to Implement the Plan

                    If the Purchaser fails to comply with the procedures as prescribed in (b) and (c) above, or if the Purchase by the Purchaser is deemed to fall under any of the requirements stipulated in "(3) Requirements for Gratis Allocation of Share Acquisition Rights" as a result of the examination of the terms and conditions of the Purchase by the Purchaser, or as a result of discussions and/or negotiations with the Purchaser, the Independent Committee will advise the Board of Directors to implement a gratis allocation of the Share Acquisition Rights, irrespective of the initiation or the termination of the Examination Period.

                    Provided, however, that after giving such advice, if the Independent Committee deems that (a) the Purchaser has withdrawn its proposed Purchase, or if such proposed Purchase otherwise no longer exists, or (b) there is a change in the facts or basis upon which such advice was made and the Independent Committee determines that the Purchase by the Purchaser does not fall under any of the requirements stipulated in "(3) Requirements for Gratis Allocation of the Share Acquisition Rights", the Independent Committee may change its decision, including advising the withdrawal of the gratis allocation of the Share Acquisition Rights (if prior to the effective date of such gratis allocation) or the acquisition of the Share Acquisition Rights (if after the effective date of such gratis allocation and prior to the first day of the exercise period of the Share Acquisition Rights, and recommend such decision to the Board of Directors.

               (ii) Advice by the Independent Committee not to Implement the
                    Plan


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                    If the Independent Committee determines that the Purchase by the Purchaser does not fall under any of the requirements stipulated in "(3) Requirements for Gratis Allocation of the Share Acquisition Rights" as a result of the examination of the terms and conditions of the Purchase by the Purchaser, discussion and/or negotiation with the Purchaser, or if the Board of Directors fails to comply with the request of the Independent Committee to present its opinion or information and/or materials as required by the Independent Committee pursuant to (c)(i) above within the designated period, the Independent Committee will recommend to the Board of Directors that the gratis allocation of the Share
                    Acquisition Rights not be enforced, irrespective of the termination of the Examination Period.

                    Provided, however, that if there is a change in the facts or basis upon which such advice was made, and the Independent Committee determines that the Purchase by the Purchaser does not fall under any of the requirements stipulated in "(3) Requirements for Gratis Allocation of the Shares Acquisition Rights", the Independent Committee may change its decision, including advising the implementation of the gratis allocation of the Share Acquisition Rights, and recommend such decision to the Board of Directors.

              (iii) Extension of Examination Period by Independent Committee

                    If the Independent Committee does not make any advice regarding the trigger or non-trigger of the gratis allocation of the Share Acquisition Rights by the termination of the initial Examination Period, the Independent Committee will adopt a resolution to extend the Examination Period to the extent necessary for the examination of the terms and conditions of the Purchase by the Purchaser, or for discussion and/or negotiation with such Purchaser, and the examination of the alternatives (the same shall apply to any subsequent extension).

                    If the Examination Period is extended pursuant to the resolution above, the Independent Committee shall continue to gather information and conduct its examination and shall exercise its best efforts to advise regarding the trigger or non-trigger of a gratis allocation of the Share Acquisition Rights during such extended period or to present alternatives.

               (e)  Resolutions of Board of Directors

                    The Board of Directors shall give the utmost respect to the advice provided by the Independent Committee pursuant to the above, and


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                    shall promptly adopt a final resolution under the Corporate
                    Law on the implementation or non-implementation of the gratis allocation of the Share Acquisition Rights (including the withdrawal of the gratis allocation of the Share Acquisition Rights).

                    Promptly after making such resolution, the Board of Directors shall disclose the outline of such resolution and other information as deemed appropriate by the Board of Directors.

     (3)  Requirements for Gratis Allocation of the Share Acquisition Rights

          If the Purchase by the Purchaser is deemed to fall under any of the following, the Company will implement a gratis allocation of Share Acquisition Rights pursuant to a resolution of the Board of Directors as stated in (e) of "(2) Procedures for Implementation of the Plan" above.

                    (a) a Purchase where the Purchaser fails to provide the
               information, observe the Examination Period as stipulated in "(2) Procedures for Implementation of the Plan" above or comply with the procedures as prescribed by the Plan;

                    (b) a Purchase that threatens to cause obvious harm to the corporate value of the Company and thus to the common interests of the shareholders through any of the following actions or other similar actions:

                        (i) a buyout of shares for the purpose of requiring the Company to purchase such shares at an inflated price;

                        (ii) temporary control of the management of the Company to conduct business in such way as to achieve the interests of the Purchaser at the expense of the Company, such as a low-cost acquisition of material assets of the Company;

                        (iii) diversion of the assets of the Company to secure or repay the debts of the Purchaser or its group companies;

                        (iv) temporary control of the management of the Company to effectuate the disposal of high-value assets which are not currently related to the business of the Company, and temporarily declaring high dividends from the proceeds of such disposal or selling the shares at a high price by taking advantage of the opportunity afforded by a rapid rise of share prices which is attributable to such dividends.


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                    (c) A Purchase which effectively forces the shareholders to sell their shares, such as in a coerced two-tier purchase (which means the acquisition of shares including a public tender offer that does not offer to acquire all of the shares in the initial acquisition and sets unfavorable terms and conditions for the shareholders or does not set clear terms and conditions in the second acquisition);

                    (d) A Purchase that is to be carried out without granting
               the Company the time reasonably necessary to consider alternative proposals regarding such Purchase;

                    (e) A Purchase that is to be carried out without providing the Company's shareholders adequate information to allow them to make a reasonable determination with respect to the Required Information and other details of the Purchase;

                    (f) A Purchase that includes inadequate or inappropriate
               terms and conditions (including the amount and type of consideration, the timeframe, the legality of the method of the Purchase, the probability of the implementation of the Purchase and policies for the treatment of the Company's employees, contractors, clients and other interested parties of the Company) in light of the primary values of the Company;

                    (g) A Purchase that may damage the Company's relationship
               with its employees, contractors or clients that are essential in creating Company value or the brand value of the Company and that may pose a material threat to the values of the Company and thus to the common interests of its shareholders.

          (4)  Outline of Gratis Allocation of the Share Acquisition Rights

               The outline of the gratis allocation of the Share Acquisition Rights to be implemented pursuant to the Plan is as follows (please see Exhibit 3 "Terms and Conditions of Gratis Allocation of the Share Acquisition Rights" for details concerning the Share Acquisition Rights):

               (a)  Number of Share Acquisition Rights

                    The number of Share Acquisition Rights shall be separately determined by the Board of Directors in a resolution relating to the gratis allocation of the Share Acquisition Rights (the "Gratis Allocation Resolution") up to a maximum of twice the final number of outstanding shares of the Company as of a certain date (the "Allocation Date") that is separately determined by the Board of Directors in the Gratis Allocation Resolution.

               (b) Shareholders Eligible for Allocation of Share Acquisition Rights


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
                    The Company will implement a gratis allocation of the Share
               Acquisition Rights to those shareholders, other than the Company, who are registered or recorded in the Company's final register of shareholders or register of beneficial shareholders as of the Allocation Date up to a maximum of two Share Acquisition Rights for every one common stock of the Company held.

               (c)  Effective Date of Gratis Allocation of Share Acquisition
                    Rights

                    The Board of Directors will separately determine the
               effective date of the gratis allocation of the Share Acquisition Rights in the Gratis Allocation Resolution.

               (d) Type and Number of Shares to be Acquired upon Exercise of the Share Acquisition Rights

                    The type of shares to be acquired upon exercise of the Share
               Acquisition Rights shall be common stock of the Company and the number of shares of common stock to be acquired for every one Share Acquisition Right (the "Shares") shall be one (1) share (unless otherwise adjusted).

               (e) The Amount of Property to be Contributed upon Exercise of the Share Acquisition Rights

                    The contribution to be made upon exercise of the Share
               Acquisition Rights shall be in money, and the value of property per share of common stock of the Company to be contributed upon the exercise of the Share Acquisition Rights shall be as least one (1) yen but not exceeding one-half (1/2) of the market value of one share of common stock of the Company as separately determined by the Board of Directors in the Gratis Allocation Resolution.

               (f)  Exercise Period of the Share Acquisition Rights

                    The commencement date will be a date on which the gratis
               allocation of the Share Acquisition Rights becomes effective or a date otherwise determined by the Board of Directors in the Gratis Allocation Resolution, and the period will be between one and two months as determined by the Board of Directors in the Gratis Allocation Resolution.

                    Provided, however, that if the Share Acquisition Rights are acquired by the Company pursuant to (i) of paragraph (i) below, the exercise period for the Share Acquisition Rights subject to such acquisition shall be until the immediately preceding business day of such acquisition date. In addition, the last day of the exercise period shall be the following business day if the last day of the exercise period falls on a holiday of the bank handling the money to be paid in upon exercise of such rights.

               (g)  Terms and Conditions for Exercise


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                    (i)  A specified large shareholder(8), (ii) joint
               shareholders(9) of a specified large shareholder, (iii) a specified large purchaser(10), (iv) persons having a special relationship with a specified large purchaser, (v) any transferee of or successor to the Share Acquisition Rights of any party falling under (i) through (iv) above without the approval of the Board of Directors, or (vi) any affiliate(11) of any party falling under (i) through (vi) above (collectively the "Specified Purchasers") may not exercise Share Acquisition Rights. Also, any nonresident who is required to follow the procedures for the exercise of the Share Acquisition Rights as prescribed by the applicable foreign laws and regulations may not exercise the Share Acquisition Rights, in principle (provided, however, that certain nonresidents who may be subject to the application of exemptions provided for by such foreign laws and regulations may exercise the Share Acquisition Rights and as described below in paragraph (i), the Share Acquisition Rights of nonresidents will also be the target of the acquisition by the Company in consideration of the shares of the Company. Please see Exhibit 3 "Terms and Conditions of Gratis Allocation of Share Acquisition Rights" for details.)

               (h)  Assignment of the Share Acquisition Rights

                    Any assignment of the Share Acquisition Rights requires the approval of the Board of Directors.

               (i)  Acquisition of Share Acquisition Rights by the Company


                    (i) The Company may, at any time prior to the day immediately preceding the initial day of the exercise period of the Share Acquisition Rights, acquire all Share Acquisition Rights without any consideration therefor on a certain date that is separately determined by the Board of Directors if such acquisition of the Share Acquisition Rights by the Company is deemed appropriate by the Board of Directors.

                    (ii) On a certain date as separately determined by the Board of Directors, the Company may acquire any and all Share Acquisition



-----------

(8) "Specified large shareholders" (tokutei tairyo hoyusha) means a holder of share certificates issued by the Company and whose ratio of ownership in respect of such share certificates is deemed to be at least 20% by the Board of Directors.

(9) "Joint shareholders" (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of SEL and shall include any party who is deemed to be a joint shareholder by the Board of Directors in accordance with Paragraph 6 of said Article.

(10) "Specified large purchaser" (tokutei tairyo kaitsukesha) means a person who makes a public announcement of Purchase (as defined in Paragraph 1, Article 27-2 of SEL; the same shall apply in (iii)) of share certificates (as defined in Paragraph 1, Article 27-2 of SEL; the same shall apply in (iii)) issued by the Company through public tender offer and whose ratio of ownership of share certificates after such purchase (including similar ownership as prescribed in Paragraph 3, Article 7 of the Enforcement Order of the SEL) is deemed by the Board of Directors to be at least 20% when combined with the ratio of ownership of share certificates of a person having a special relationship.

(11) "Affiliate" (kanrensha) of a given party means a person deemed by the Board of Directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the Board of Directors to act in concert with such given party. "Control" means to "control the determination of the financial and business policies" (as defined in Paragraph 3, Article 3 of the Enforcement Regulations of the Corporate Law) of other corporations or entities.

                         Rights held by the Specified Purchasers
                         that have not been exercised by the immediately preceding business day of such certain date as determined by the Board of Directors and may grant the Shares for every one Share Acquisition Right in exchange therefor. The Company may conduct such acquisition of the Share Acquisition Rights for more than once.

                    Please see Exhibit 3 "Terms and Conditions of Gratis
               Allocation of Share Acquisition Rights for the definitions and the details of the terms used above.

          (5)  Effective Period, Termination and Change of the Plan

               The effective period of the Plan shall expire upon the termination of the Basic Policy which will expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three (3) years after the conclusion of the Shareholders' Meeting.

               Provided, however, that the Basic Policy may be changed or terminated by and pursuant to the resolution of the general meetings of shareholders if so resolved by a general meeting of shareholders, even if such effective period has not expired. In such case, the Plan shall be promptly changed or terminated to reflect such change to the Basic Policy. Furthermore, the Plan shall be terminated by and pursuant to the resolution of the Board of Directors which is comprised of the directors elected at the general meetings of shareholders of the Company, if so resolved by the Board of Directors.

               The Board of Directors may make amendments or changes to the Plan with the approval of the Independent Committee to the extent it does not conflict with the Basic Policy or to the extent deemed reasonably necessary to comply with changes to the Corporate Law, Securities Exchange Law or any other laws or regulations or due to changes in the interpretation and/or operation thereof, or changes to the tax system, court precedents, etc.

               The Company will promptly disclose information of the termination or changes of the Plan and of the details of the changes (if applicable) and other information as deemed appropriate by the Board of Directors or the Independent Committee.

2.        Extensive Reasonableness of the Plan

          (1) Full Compliance with Requirements of Guidelines for Defensive Measures against Takeovers

               The Basic Policy is in full compliance with the three principles (i.e. (i) enhancement and/or improvement of corporate value and common interests of shareholders, (ii) prior disclosure and/or shareholders' intentions, (iii) necessity and/or suitability) set forth by the "Guidelines concerning Defensive Measures against Takeovers for Securing or Enhancing Corporate Value and the Common Interests of Shareholders" published by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.

          (2) Introduction for the purposes of Securing and/or Enhancing Common Interests of Shareholders

               This Plan has been introduced for the purposes of securing or enhancing the corporate value and thus the common interests of the shareholders in response to a Purchase of the shares of the Company by establishing a system that enables its shareholders to determine whether or not to accept such Purchase and that enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate with the prospective Purchaser on behalf of its shareholders.

          (3)  Focus on Shareholders' Intentions

               The Plan has been introduced upon the resolution to approve the Basic Policy at the Shareholders' Meeting. Further, as stated in
          Section 1. (5) "Effective Period, Termination and Change of the Plan" above, the Plan has a so-called "sunset clause" setting forth an effective period of three (3) years, and it also provides that it may be amended or terminated by resolution of the Company's shareholders, even if such effective period has not yet expired. Therefore, the duration and the content of the Plan will be based on the intentions of the shareholders.

          (4) Focus on Judgment of Independent, Outside Persons and Information Disclosure

               Following the introduction of the Plan, the Company has established an Independent Committee which shall make substantial and objective decisions on the handling of the trigger or non-trigger, etc. of the Plan for the benefit of the shareholders in order to prevent the Board of Directors from making an arbitrary decision.

               The Independent Committee shall be composed of three or more members who shall be appointed from (i) outside directors of the Company, (ii) outside statutory auditors of the Company or (iii) independent experts, all of whom shall be independent from the executive officers of the Company (as stated in Section 1. (1) "Outline of the Plan" (b) above, Messrs. Mamoru Ozaki, Noboru Unabara and Naoto Nakamura were appointed as the initial members of the Independent Committee upon the introduction of the Plan).

               The outline for the decisions by the Independent Committee will be disclosed to the shareholders which shall ensure the transparent operation of the Plan to the benefit of the corporate value of the Company and the common interests of the shareholders.

          (5) Establishment of Reasonably Objective Requirements for Implementation

               As described in Section 1.(2)(d) and Section 1.(3) above, the Plan is constituted so that it will not be initiated unless reasonable and objective requirements have been satisfied. Thus, it is considered that a scheme will be established to prevent any arbitrary implementation by the Board of Directors.

          (6)  Opinion of Outside Experts

               As stated in Section 1.(2)(c) above, if there is a Purchaser, the Independent Committee may obtain advice from independent experts (including financial advisors, legal counsel, consultants and other experts) at the cost of the Company. This will strongly ensure fair and/or objective judgments by the Independent Committee.

          (7)  Exclusion of "Dead-Hand" and "Slow-Hand" Takeover Defenses

               As stated in Section 1.(5) above, the Plan may be terminated by the Board of Directors which is comprised of the directors elected at the general meetings of shareholders of the Company and a purchaser who acquires a substantial shareholding of the of the Company may appoint director(s) at a general meeting of shareholders of the Company and may terminate the Plan with a resolution of the Board of Directors which is comprised of such director(s).

               Therefore, the Plan is not a "dead-hand" takeover defense (i.e. a defense that cannot be avoided by replacing the majority of the members of the board of directors). Further, because the Company has not adopted staggered terms of directors, the Plan is not a "slow-hand" takeover defense (i.e. defense that can only be avoided very slowly because the members of the Board of Directors cannot be replaced at once).

3.        Impact on Shareholders

          (1)  Impact on shareholders at the time of introduction of the Plan

               As no actual gratis allocation of Share Acquisition Rights will occur at the time of introduction of the Plan, there will be no direct, concrete impact on the rights and interests of the shareholders or investors.

          (2) Impact on shareholders at the time of a gratis allocation of Share Acquisition Rights

               (a) Procedures for Gratis Allocation of Share Acquisition Rights and Transfer Registry

                    Upon the Gratis Allocation Resolution of the Board of
               Directors, the Company will determine and make a public notice of the Allocation Date. In such case, the Company will implement a gratis allocation of the Share Acquisition Rights to those shareholders who are registered or recorded in the Company's final register of shareholders or register of beneficial shareholders as of the Allocation Date (the "Entitled Shareholders") up to a maximum of two Share Acquisition Rights for every one common stock of the Company held. For this reason, the shareholders are required to promptly make appropriate transfer registry with respect to their shares by the Allocation Date (such transfer registry is not necessary for the stock certificates that are deposited with Japan Securities Depository Center, Inc.). None of the Entitled Shareholders will be required to make applications for such procedures etc. because such Entitled Shareholder will automatically become the holder of the Share Acquisition Rights as of the effective date of the gratis allocation of such Share Acquisition Rights.

                    Even after a Gratis Allocation Resolution is adopted, the
               Company may give the utmost respect to the advice provided by the Independent Committee pursuant to Section 1.(2)(d)(i) above, and may cancel a gratis allocation of the Share Acquisition Rights prior to the effective date of such gratis allocation, or if after the effective date of such gratis allocation but prior to the first day of the exercise period of the Share Acquisition Rights, may acquire the Share Acquisition Rights without any consideration therefor. In such case, the price of shares of the Company may fluctuate correspondingly.

               (b)  Procedures for Exercise of Share Acquisition Rights

                    As a general rule, the Company will deliver an exercise
               request form for the Share Acquisition Rights (in the form prescribed by the Company describing the terms and number of the Share Acquisition Rights to be exercised, the exercise date of the Share Acquisition Rights or other necessary information, representations and warranties in which the shareholders represent and warrant that the conditions for the exercise of the Share Acquisition Rights will be satisfied, as well as indemnity clauses and other pledges) and other documents that are necessary for the exercise of the Share Acquisition Rights to the Entitled Shareholders. After the gratis allocation of the Share Acquisition Rights, the shareholders will be issued one (1) share in the Company for every one Share Acquisition Right upon submitting these necessary documents within the exercise period of the Share Acquisition Rights and, in principle, by paying to the place handling such payments an amount equivalent to the exercise price determined by the Board of Directors in the Gratis Allocation Resolution, which amount shall be within the range of one (1) yen and one-half (1/2) of the fair market value of the Company's stock per Share Acquisition Right.

                    If any of our shareholders do not exercise their Share
               Acquisition Rights or pay the amount equivalent to the exercise period, the shares held by such shareholders will be diluted by the exercise of the Share Acquisition Rights by other shareholders.

                    Provided, however, that the Company may also acquire the
               Share Acquisition Rights from the shareholders other than the Specified Purchasers pursuant to (c) below and grant shares in the Company in exchange therefor. If the Company proceeds to make such acquisition, the shareholders other than the Specified Purchasers will end up receiving the shares in the Company without exercising their Share Acquisition Rights or paying an amount equivalent to the exercise price and, in principle, no dilution of the shares in the Company held by them will result.

               (c) Procedures for the Acquisition of Share Acquisition Rights by the Company

                    If the Board of Directors determines to acquire the Share
               Acquisition Rights, the Company will acquire the Share Acquisition Rights from the shareholders other than the Specified Purchasers in accordance with the statutory procedures, on a certain date as separately determined by the Board of Directors, and grant shares in the Company in exchange therefor. In such case, such shareholders will, in principle, receive one (1) share in the Company for every one Share Acquisition Right as consideration for the acquisition by the Company of those Share Acquisition Rights, without paying an amount equivalent to the exercise price. Further, such shareholders will be separately requested to submit a written oath in the form prescribed by the Company describing the representations and warranties in which such shareholders does not fall under Specified Purchasers, indemnity clauses and other pledges.

                    In addition to the above, the details concerning the method of allocation of the Share Acquisition Rights, method of exercise and method of acquisition by the Company will be disclosed or announced to the shareholders after the Gratis Allocation Resolution on the Share Acquisition Rights is adopted.

                                                                         - End -

                                                                       Exhibit 1

                 Outline of Regulations of Independent Committee

- The Independent Committee shall be established by resolution of the Board of Directors.

- The Independent Committee shall be composed of three or more members, and the Board of Directors shall elect the members from (i) outside directors of the Company, (ii) outside statutory auditors of the Company or (iii) other outside experts who are independent from the executive management of the Company. Provided, however, that such experts must be experienced company managers, persons with a governmental background, legal counsel, certified public accountants or academic experts or other persons with similar qualifications, and must also have executed with the Company an agreement separately designated by the Board of Directors that contains a provision that prescribes the duty of care of a good manager or similar provision.

- Unless otherwise determined by a resolution of the Board of Directors, the term of office of members of the Independent Committee shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three (3) years after the election. The term of office of any member of the Independent Committee who is an outside director or outside statutory auditor shall expire simultaneously upon the expiration of the term of office as a director or statutory auditor (except in the case of their re-appointment).

- The Independent Committee shall make decisions on the matters listed below and provide advice to the Board of Directors together with the details and reasons for such advice. Giving its utmost respect to such advice of the Independent Committee, the Board of Directors shall make decisions as a function under the Corporate Law. Each member of the Independent Committee and each director of the Company must make such decisions solely with a view to whether or not they would serve the interests of the Company, and they must not serve the purpose of their own interests or those of the management of the Company:

         (i) the implementation or non-implementation of the gratis allocation of the Share Acquisition Rights;

         (ii) the cancellation of the gratis allocation of the Share Acquisition Rights or the gratis acquisition of the Share Acquisition Rights;

         (iii) the termination or change of the Plan (provided, however, that in case of any change, to the extent it does not conflict with the Basic Policy or to the extent as deemed reasonably necessary to comply with changes to the Corporate Law, Securities Exchange Law or any other laws or regulations or due to changes in the interpretation and/or operation thereof, or changes to the tax system, court precedents, etc.)

         (iv) any other matters that are for determination by the Board of Directors in respect of which it has consulted the Independent Committee.

- In addition to the matters prescribed above, the Independent Committee shall conduct the following:

         (i) determining whether a Purchase should be made subject to the Plan;

         (ii) determining the information that a Purchaser and the Board of Directors should provide to the Independent Committee, and the deadline for the provision of such information;

         (iii) Examination and consideration of the terms of a Purchase by a Purchaser;

         (iv)     Negotiation and discussion with the Purchaser;

         (v) Request for alternative proposals and/or examination of the alternative proposals;

         (vi)     Extension of Examination Period;

         (vii) Any other matters that the Plan prescribes that the Independent Committee may conduct; and

         (viii) Any matters that the Board of Directors separately determines that the Independent Committee may conduct.

- If the Explanation of Purchase and the information stated therein is deemed insufficient by the Independent Committee as Required Information, the Independent Committee may request the Purchaser to submit additional Required Information. The Independent Committee may also request the Company's Board of Directors to present its opinion concerning the terms and conditions of a Purchase and to submit any supporting materials, alternative proposals (if any) or other information and/or materials as may be required from time to time by the Independent Committee within a certain period.

- The Independent Committee shall, whenever necessary, discuss and/or negotiate with a Purchaser directly or indirectly through the Board of Directors for the purposes of ensuring and enhancing the corporate value of the Company and the common interests of its shareholders and shall also present its alternative proposals to the shareholders.

- The Independent Committee may request the attendance of a director, statutory auditor or employee of the Company, or any other party that the Independent Committee deems necessary, and may require explanation of any matter it request in order to collect necessary information.

- The Independent Committee may, at the cost of the Company, obtain the advice of an independent third party (including financial advisers, certified public accountants, legal counsel, consultants and other experts).

- Any member of the Independent Committee may convene a meeting of the Independent Committee if a Purchase arises, or at any other time.

- The resolutions of meeting of the Independent Committee shall be adopted by a majority of all members of the Independent Committee. Provided, however, that in unavoidable circumstances, a resolution may be adopted with a majority of voting rights of the members at which the majority of Independent Committee is in attendance.

                                                                         - End -

                                                                       Exhibit 2

                   Biography of Independent Committee Members

Mr. Mamoru Ozaki:

         June 1991      Commissioner of the National Tax Agency
         June 1992      Administrative Vice Minister of Finance
         May 1994       President of People's Finance Corporation
         October 1999   President of National Life Finance Corporation
         February 2003  Acting Advisor to Yazaki Corporation
         July 2003      Advisor to Wacoal Corporation (currently Wacoal Holdings
                        Corp.)
         June 2005      Acting Director of Wacoal Corporation (currently Wacoal
                        Holdings Corp.)

Mr. Noboru Unabara:

         February 1962  Joined Tsuda Public Accounting Firm
         April 1965     Registered as certified public accountant
         May 1968       Joined Tohmatsu and Aoki Audit Firm (currently Deloitte
                        Touche Tohmatsu)
         November 1972  Partner of Tohmatsu and Aoki Audit Firm
         May 1974       Representative Partner of Tohmatsu and Aoki Audit Firm
         June 2000      Acting Statutory Auditor of Wacoal Corporation
                        (currently Wacoal Holdings Corp.)

Mr. Naoto Nakamura:

         October 1982   Passed the Japanese bar exam
         April 1985     Graduated from the Legal Training and Research Institute
                        Registered with Daini Tokyo Bar Association, joined Mori
                        Sogo Law Offices
         April 1998     Opened Hibiya Park Law Offices, Partner
         February 2003  Opened Naoto Nakamura Law Office (currently the
                        Nakamura, Tsunoda & Matsumoto)

                                                                       Exhibit 3

    Terms and Conditions of Gratis Allocation of the Share Acquisition Rights

I.       DETERMINATION OF MATTERS CONCERNING SHARE ACQUISITION RIGHTS

         (1)      Details and Number of Share Acquisition Rights

                  The details of the share acquisition rights to be allocated to the shareholders (each a "Share Acquisition Right" and collectively the "Share Acquisition Rights") shall be described in Section II. Below, and the number of Share Acquisition Rights shall be separately determined by the Board of Directors in a resolution relating to the gratis allocation of the Share Acquisition Rights (the "Gratis Allocation Resolution") up to a maximum of twice the final number of outstanding shares of the Company as of a certain date (the "Allocation Date") that is separately determined by the Board of Directors in the Gratis Allocation Resolution.

         (2)      Shareholders Eligible for Allocation of Share Acquisition
                  Rights

                  The Company will implement a gratis allocation of the Share Acquisition Rights to those shareholders, other than the Company, who are registered or recorded in the Company's final register of shareholders or register of beneficial shareholders as of the Allocation Date up to a maximum of two Share Acquisition Rights for every one common stock of the Company held at a rate as separately prescribed in the Gratis Allocation Resolution.

         (3)      Effective Date of Gratis Allocation of Share Acquisition
                  Rights

                  The Board of Directors will separately determine the effective date of the gratis allocation of the Share Acquisition Rights in the Gratis Allocation Resolution.

II.      PARTICULARS OF SHARE ACQUISITION RIGHTS

         (1) Type and Number of Shares to be Acquired upon Exercise of the Share Acquisition Rights

                  1) The type of shares to be acquired upon exercise of the Share Acquisition Rights shall be common stock of the Company and the number of shares of common stock to be acquired for every one Share Acquisition Right (the "Shares") shall be one (1) share. In the event of split or consolidation of the shares of the Company, however, the Shares shall be adjusted in accordance with the following formula and any fraction less than one (1) share resulting from such adjustment shall be disregarded and no cash shall be used for such adjustment:

                           Adjusted   =   Shares before  x     Ratio of
                           Shares         Adjustment        Split/Consolidation

                  2) The adjusted Shares shall be applied on and after the following day of the record date in case of a split of shares and on and after the following day of the effective date in case of a consolidation of shares.

                  3) In addition to the matters in 1) above, if the Shares are required to be adjusted due to gratis allocation of shares, merger, corporate split or any other actions which changes or may change the outstanding shares of the Company (but excluding the treasury stocks held by the Company), the Shares shall be adjusted to the extent reasonable in view of the terms of such gratis allocation of shares, merger, corporate split or any other actions.

         (2) The Amount of Property to be Contributed upon Exercise of the Share Acquisition Rights

                  1) The contribution to be made upon exercise of the Share Acquisition Rights shall be in money, and the value of property shall be the amount obtained by multiplying the Exercise Price (as defined in 2) below) and the Shares.

                  2) The value of property per share of common stock of the Company to be contributed upon the exercise of the Share Acquisition Rights (the "Exercise Price") shall be at least one (1) yen but not exceeding one-half (1/2) of the market value of one share of common stock of the Company as separately determined by the Board of Directors in the Gratis Allocation Resolution. The "market value" means an amount equivalent to the average closing price (including quotations) for regular transactions of the common stock of the Company on the Tokyo Stock Exchange on each day during the ninety (90) day period prior to the Gratis Allocation Resolution (excluding the days on which trades are not made), and any fraction less than one (1) yen shall be rounded up to the nearest one (1) yen.

         (3)      Exercise Period of the Share Acquisition Rights

                  The commencement date will be a date on which the gratis allocation of the Share Acquisition Rights becomes effective or a date otherwise determined by the Board of Directors in the Gratis Allocation Resolution, and the period will be between one and two months as determined by the Board of Directors in the Gratis Allocation Resolution. Provided, however, that if the Share Acquisition Rights are acquired by the Company pursuant to paragraph 2) of (7) below, the exercise period for the Share Acquisition Rights subject to such acquisition shall be until the immediately preceding business day of such acquisition date. In addition, the last day of the exercise period shall be the following business day if the last day of the exercise period falls on a holiday of the bank handling the money to be paid in upon exercise of such rights.

         (4)      Terms and Conditions for Exercise

                  1) (i) A specified large shareholder, (ii) joint shareholders of a specified large shareholder, (iii) a specified large purchaser, (iv) persons having a special relationship with a specified large purchaser, (v) any transferee of or successor to the Share Acquisition Rights of any party falling under
                           (i) through (iv) above
                           without the approval of the Board of Directors, or
                           (vi) any affiliate of any party falling under (i) through (vi) above (collectively the "Specified Purchasers") may not exercise Share Acquisition Rights.

                           The terms used in the above paragraph shall have the meaning as defined below:

                           (i) "Specified large shareholders" (tokutei tairyo hoyusha) means a holder (including other party deemed as a holder pursuant to Paragraph 3 of Article 27-23 of the Securities Exchange Law ("SEL")) of share certificates (as defined in Paragraph 1, Article 27-23 of SEL; unless otherwise provided the same shall apply hereinafter) issued by the Company and whose ratio of ownership (as defined in Paragraph 4 of Article 27-23 of SEL) in respect of such share certificates is deemed to be at least 20% by the Board of Directors.

                           (ii) "Joint shareholders" (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of SEL and shall include any party who is deemed to be a joint shareholder by the Board of Directors in accordance with Paragraph 6 of said Article.

                           (iii) "Specified large purchaser" (tokutei tairyo kaitsukesha) means a person who makes a public announcement of Purchase (as defined in Paragraph 1, Article 27-2 of SEL; the same shall apply in (iii)) of share certificates (as defined in Paragraph 1, Article 27-2 of SEL; the same shall apply in
                                    (iii)) issued by the Company through public tender offer and whose ratio of ownership of share certificates after such purchase (including similar ownership as prescribed in Paragraph 3, Article 7 of the Enforcement Order of the SEL) is deemed by the Board of Directors to be at least 20% when combined with the ratio of ownership of share certificates of a person having a special relationship.

                           (iv) A "person having a special relationship" (tokubetsu-kankeisha) means a person having special relationship as defined in Paragraph 7 of Article 27-2 of SEL and shall include any party who is deemed to be a person having a special relationship by the Board of Directors; provided, however, the persons prescribed in Paragraph 1, Article 3 of the Cabinet Officer Order Concerning Disclosure Relating to Tender Offer of Shares or Other Securities by Any Person Other Than the Issuing Company shall be excluded with respect to persons stipulated in item 1 of said Paragraph 7.

                           (v) "Affiliate" (kanrensha) of a given party means a person deemed by the Board of Directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the Board of Directors to act in concert with such given party. "Control" means to "control the determination of the financial and business policies" (as defined in Paragraph 3, Article 3 of the Enforcement Regulations of the Corporate Law) of other corporations or entities.

                  2) Notwithstanding paragraph 1) above, the following parties shall not be deemed as "specified large shareholders" or "specified large purchasers":

                           (i) a subsidiary (as defined in Paragraph 3, Article 8 of the Rules concerning the Terms, Format and Preparation Method of Financial Statements) or an affiliate (as defined in Paragraph 5, Article 8 of said Rules) of the Company;

                           (ii) a party who is deemed by the Board of Directors to fall under the requirements as stated in paragraph 1) (i) above without having an intention to control the Company and who is no longer a specified large shareholder stipulated in paragraph 1) (i) above due to disposition of its share certificates of the Company within ten (10) days (provided that the Board of Directors may extend such period) after it is deemed as a specified large shareholder;

                           (iii) a party is deemed by the Board of Directors that it has become a specified large shareholder without its intention due to the repurchase of stock by the Company or other reasons, except if such party, at its intention, acquires the share certificates of the Company thereafter;

                           (iv) a party who is deemed by the Board of Directors that the acquisition and/or holding of share certificates of the Company by such party would not conflict with the corporate value of the Company or the common interests of the shareholders (a party who is deemed as a Specified Purchaser by the Board of Directors may also be deemed that it does not conflict with the corporate value of the Company or the common interests of the shareholders and but only if certain conditions are satisfied when the Board of Directors deems that it does not conflict with the corporate value of the Company or the common interests of the shareholders under certain conditions).

                  3) If it is required under applicable foreign laws and regulations (i) to follow certain procedures or (ii) to fulfill certain requirements (including the prohibition of exercise for a certain period, the submission of prescribed documents etc.), or (iii) both of (i) and (ii) above (collectively the "Exercise Procedures and Requirements under Governing Law") upon exercise of the Share Acquisition Rights by a party residing in the jurisdiction of such Governing Law, such party may exercise the Share Acquisition Rights only if the Board of Directors deems that the Exercise Procedures and Requirements under Governing Law have been performed or fulfilled and may not exercise the Share Acquisition Rights if deemed unsatisfied by the Board of Directors. The Board of Directors shall not be liable to perform or fulfill any Exercise Procedures and Requirements under Governing Law which must be performed or fulfilled by the Company upon exercise of the Share Acquisition Rights by a party resided in such jurisdiction. Further, a party residing in such jurisdiction may not exercise the Share Acquisition Rights if the exercise of the Share Acquisition Rights by such party is not permitted under the applicable laws or regulations in such jurisdiction.


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

                  4) Notwithstanding paragraph 3) above, a U.S. resident may exercise the Share Acquisition Rights only if it
                           (i) represents and warrants to the Company that it is an accredited investor as defined in Rule 501 (a) of the U.S. Securities Law of 1933, and (ii) makes an oath that it would resell the shares of common stock of the Company to be acquired upon exercise of its Shares Acquisition Rights only through regular transactions on the Tokyo Stock Exchange and Osaka Securities Exchange (but shall not make any advance arrangements and solicitation of the shares). Only in such case, the Company shall perform or fulfill the U.S. Securities the Exercise Procedures and Requirements under Governing Law under Regulation D of the U.S. Securities Act of 1933 and U.S. state laws that are required to be performed or fulfilled by the Company for exercise of the Share Acquisition Rights by a party resided in the United States. A party residing in the United States may not exercise the Share Acquisition Rights if the Board of Directors determines that such party is not permitted to legally exercise the Share Acquisition Rights under the U.S. Securities Act due to a change in the law of the United States or for other reasons, even though such party satisfies the conditions as described in (i) and (ii) above.

                  5) A holder of the Share Acquisition Rights may exercise the share Acquisition Rights only if such holder submits to the Company a written statement containing the representations and warranties including, but not limited to, the fact that the holder is neither a Specified Purchaser nor a party who has an intention to exercise the Share Acquisition Rights for or on behalf of any Specified Purchasers and that the holder satisfies the conditions for the exercise of the Share Acquisition Rights, indemnity clauses and other pledges prescribed by the Company, as well as any written statement required under the laws and regulations.

                  6) Even if a holder of the Share Acquisition Rights is unable to exercise its Share Acquisition Rights pursuant to the provisions of this Section (4), the Company shall not be liable to such holder of the Share Acquisition Rights for damages or any other obligations.

         (5) Capital and Capital Reserve to be Increased upon Issuance of Shares by Exercise of the Share Acquisition Rights

                  The amount of capital to be increased upon issuance of shares of the Company by exercise of the Share Acquisition Rights shall be the maximum amount of increased capital as calculated pursuant to Article 40 of the Company Accounting Rules (Ministry of Justice Ordinance No. 13 of 2006) and the amount of capital reserve shall not be increased.

         (6)      Restrictions on Transfer of Share Acquisition Rights

                  1) Any acquisition of the Share Acquisition Rights by assignment required the approval of the Board of Directors.


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

                  2) If a party who intends to assign the Share Acquisition Rights is residing outside Japan and is unable to exercise the Share Acquisition Rights pursuant to the provisions of paragraph 3) and 4) of Section (4) above (excluding the Specified Purchasers), the Board of Directors shall determine whether to give such approval in paragraph 1) above in view of the following matters:

                           (i) whether or not a written undertaking prepared and signed or sealed by the transferor and transferee (including provisions for representations and warranties, indemnity provisions and provisions for penalties with respect to the matters described in (ii) through (iv) below) is submitted with respect to the acquisition by assignment of all or part of the Share Acquisition Rights by a party who resides in such jurisdiction;

                           (ii)     whether or not it is clear that the
                                    transferor and transferee do not fall under Specified Purchaser;

                           (iii)    whether or not it is clear that the
                                    transferee does not reside in such
                                    jurisdiction and does not intend to accept the Shares Acquisition Rights for a party residing in such jurisdiction;

                           (iv)     whether or not it is clear that the
                                    transferee does not intend to accept the Share Acquisition Rights for the Specified Purchasers.

         (7)      Acquisition of the Share Acquisition Rights by the Company

                  1) The Company may, at any time prior to the day immediately preceding the initial day of the exercise period of the Share Acquisition Rights, acquire all Share Acquisition Rights without any consideration therefor on a certain date that is separately determined by the Board of Directors if such acquisition of the Share Acquisition Rights by the Company is deemed appropriate.

                  2) On a certain date as separately determined by the Board of Directors, the Company may acquire any and all Share Acquisition Rights held by the Specified Purchaser that have not been exercised by the immediately preceding business day of such certain date as determined by the Board of Directors and may grant the Shares for every one Share Acquisition Right in exchange therefor. The Company may conduct such acquisition of the Share Acquisition Rights more than once.

         (8) Delivery of the Share Acquisition Rights and Conditions in case of Merger (only if the Company is the liquidating party in such merger), Corporate Split (by absorption or incorporation), Share Exchange and Share Transfer

                  The Board of Directors shall separately determine these matters in the Gratis Allocation Resolution.

         (9)      Issuance of Certificates Representing the Share Acquisition
                  Rights


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

                  Certificates representing the Share Acquisition Rights will not be issued.

         (10)     Revision due to Amendment to Laws and Ordinances

                  The provisions of laws and ordinances referred to above are subject to the prevailing provisions as of June 29, 2006. If it becomes necessary after such date to amend the provisions or definitions of terms set forth in the preceding paragraphs due to the enactment, amendment or abolishment of laws and ordinances after June 29, 2006, the Board of Directors may replace the meanings of such provisions or definitions of terms to be read accordingly as required to the extent reasonable after taking into consideration the purposes of such enactment, amendment or abolishment.

                                                                         - End -